Filed by TriQuint Semiconductor, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RF Micro Devices, Inc.

Commission File No.: 000-22511

Date: April 29, 2014

TRIQUINT EMPLOYEE FREQUENTLY ASKED QUESTIONS

What process is being used to determine and choose a new name for the combined company? Who is running (or has been hired to assist with) this process?	Both companies’ Corporate Marketing teams are working together to create the new brand. In this effort we are partnering with Landor Associates, one of the world’s leading branding agencies. Landor has conducted several interviews across both companies, and will review employee feedback from the brand survey. We will work closely with Landor in the coming weeks to identify a new name and collaborate on the complete brand identity for the combined company, including a new logo, color palette and tagline.

Does RFMD have profit sharing? How often do they distribute if so? How many times in the last 2 years have they paid profit share?	RFMD operates an Employee Cash Bonus Plan for full time employees and Sales Incentive Plans for eligible employees of its sales organizations. All full time employees participate in one or the other of these two plans. RFMD has no additional profit sharing plan.

Will TriQuint Costa Rica manufacturing be moved to China?	Decisions on where products will be built are part of the integration process and have not yet been made. Product transitions require long lead times and can be disruptive to our customers. If we decide to make changes, the transitions will take place in a manner that mitigates any impact on our customers, and should provide sufficient notice of any transition to affected employees.

Do we know if we are still going to have sabbatical and if not and we are due for sabbatical after the merger this year, do we lose it? Will we have some kind of compensation for losing it?	As part of the integration process, we are comparing all of the benefits and policies of both companies. While your benefits may look different after closing of the merger, our goal is to maintain market competitive benefits and policies in the aggregate. It’s too soon to be able to comment on any one specific benefit.

What will happen to our overseas facilities? Will we close them?	Decisions on facility closures are part of the integration process and have not yet been made. We will notify you as soon as possible if or when we make any such decisions. If a facility is closed, we will work with customers on individual product transition plans.

Will our shifts change?	As part of the integration process, we are comparing all of the benefits and policies of both companies. While your benefits may look different after closing of the merger, our goal is to maintain market competitive benefits and policies in the aggregate.

What will happen to the ESPP when the merger closes?

TriQuint will still have our ESPP purchase on May 1, 2014. If the merger closes before November 1, 2014, the offering period will be shortened so that it will end on or prior to the merger closing date. The funds withheld during the shortened offering will be used to purchase TriQuint shares on the last day of the shortened offering period. For this shortened period the purchase price of the offering will be 85% of the lower of the market price on May 1, 2014 and the new purchase date, which will be the last day of the shortened offering period.

The purchased shares will be deposited in your Fidelity account. There may not be sufficient time between the new purchase date and the merger closing date for you to be able to sell your purchased shares before the merger closes. Any purchased shares you hold when the merger closes will be converted to shares of the new company as provided in the merger agreement. Fidelity accounts will be locked down for the conversion of your shares into shares of the new company for approximately one to two weeks.

There may be a trading blackout starting on the date the merger closes that would continue for the period determined by the new company board of directors, and which could apply to you and could continue for as long as until the new company files its first quarterly report on Form 10-Q with the SEC.

Who in the company will have input on the new company name?	We have distributed a brand attributes survey to employees to get their input into the naming process. This survey closed as of 6pm Pacific time on April 25th. We will be reviewing your inputs in the coming weeks.

Will we be called Rocky Holding Inc. long-term?	No, this will not be the long-term name. For the time being, the legal documents relating to the combination of RFMD and TriQuint in a merger of equals refer to a new holding company currently named Rocky Holding, Inc. The S-4 states: “Prior to completion of the mergers, we anticipate that Rocky Holding, Inc. will change its name, adopt a NASDAQ symbol for its common stock, and register a new trade name and logo that reflect the key attributes of the combined company.”

After the merger, if there are redundant positions or organizational changes that require eliminating jobs, will there by a re-interview process to determine who gets the available position? If not, how is that decision made and who makes it?

No decisions have been made regarding organizational design, jobs or specific interviews. The two companies are currently in the “baselining” phase, learning about each other. As we learn more and design the optimal organizational structure for the new company, we will define roles and responsibilities. We will then look at our current talent and match skills to roles. In most cases, there will be little or no change to an employee’s current role and there will be no need to reapply.

For roles that are redundant, there will be a selection process, which may involve an interview.

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate,” “intend” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by RFMD’s shareholders and TriQuint’s stockholders; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed Business Combination, Rocky Holding, Inc., a newly-formed holding company under RFMD (“HoldCo”), has filed with the SEC a Form S-4 (the “Registration/Joint Proxy Statement”) which includes a registration statement and a preliminary prospectus with respect to HoldCo’s shares to be issued in the Business Combination and a preliminary joint proxy statement of TriQuint and RFMD in connection with the Business Combination. This material is not a substitute for the final Registration/Joint Proxy Statement regarding the proposed Business Combination. The preliminary Registration/Joint Proxy Statement contains, and the final Registration/Joint Proxy Statement will contain, important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY. The Registration/Joint Proxy Statement and other relevant materials and any other documents filed by HoldCo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration/Joint Proxy Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration/Joint Proxy Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.

Participants in the Solicitation

RFMD, TriQuint and HoldCo and their respective directors, executive officers and various other members of management and employees may be deemed to be participants in the solicitation of proxies from RFMD’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TriQuint or RFMD security holders in connection with the proposed Business Combination is set forth in the preliminary Registration/Joint Proxy Statement, and will also be set forth in the final Registration/Joint Proxy Statement. Information about TriQuint’s directors and executive officers is set forth in TriQuint’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its Amendment No. 1 to Annual Report on Form 10-K/A, which was filed with the SEC on April 10, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate web site at www.triquint.com. Information about RFMD’s directors and executive officers is set forth in RFMD’s Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2013, and its Annual Report on Form 10-K for the fiscal year ended March 30, 2013, which was filed with the SEC on May 24, 2013. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com. Additional information regarding the interests of these potential participants in the solicitation of proxies in connection with the proposed Business Combination is included in the preliminary Registration/Joint Proxy Statement and the other relevant documents filed with the SEC.